SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*

                     Integrated Orthopaedics, Inc.
                              (Name of Issuer)

                  Common Stock, Par Value $.001 Par Value
                       (Title of Class of Securities)

                                 45812K108
                               (Cusip Number)

                            J. Taylor Crandall
                              201 Main Street
                         Fort Worth, Texas  76102
                              (817) 390-8500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 31, 1999
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 10,228,350 shares, which constitutes approximately 62.0% of the 16,510,140 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 6,496,540 shares outstanding.

1.   Name of Reporting Person:

     FW Integrated Orthopaedics Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Contributions from Partners

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power:  94,875
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:   94,875
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,095,675 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 44.3% (2)


14.  Type of Reporting Person: PN

------------

(1) Includes 2,500,800 shares of Stock that may be acquired upon the conversion of 150,048 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July 1, 2000.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 11,497,340 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Group 31, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 94,875 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 94,875 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,095,675(1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 44.3% (3)


14.  Type of Reporting Person: CO

------------
(1) Solely in its capacity as the sole general partner of FW Integrated Orthopaedics Investors, L.P.
(2) Includes 2,500,800 shares of Stock that may be acquired upon the conversion of 150,048 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July 1, 2000. FW Integrated Orthopaedics Investor, L.P. is the direct owner of such securities.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 11,497,340 shares of the Stock outstanding.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 119,875 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 119,875 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,132,675 (1)(2)(3)(4)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 44.6% (5)


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole shareholder of Group Special Investments, Inc. with respect to 25,000 shares of the Stock, and solely in his capacity as President and sole shareholder of Group 31 Inc., in its capacity as the sole general partner of FW Integrated Orthopaedics Investors, L.P., with respect to 94,875 shares of the Stock.
(2) Solely in his capacity as President and sole shareholder of Group 31 Inc., in its capacity as the sole general partner of FW Integrated Orthopaedics Investors, L.P. with respect to 5,095,675 shares.
(3) Includes 2,500,800 shares of Stock that may be acquired upon the conversion of 150,048 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July 1, 2000. FW Integrated Orthopaedics Investors, L.P. is the direct owner of such securities.
(4) Includes 12,000 shares issuable upon exercise of options granted to Mr. Crandall pursuant to a stock option plan.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 11,509,340 shares of the Stock outstanding.

1.      Name of Reporting Person:

        FW Integrated Orthopaedics Investors II, L.P.

2.      Check the Appropriate Box if a Member of a Group:

                                                     (a) /   /

                                                     (b) / X /

3.      SEC Use Only


4.      Source of Funds: 00-Contributions from Partners

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                     /   /

6.      Citizenship or Place of Organization: Texas


                  7.   Sole Voting Power: 94,875
Number of
Units
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 94,875
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        5,095,675 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
Units:

                                                     /   /

13.     Percent of Class Represented by Amount in Row (11): 44.3% (2)


14.     Type of Reporting Person: PN

------------
(1) Includes 2,500,800 shares of Stock that may be acquired upon the conversion of 150,048 shares of the Issuer's Series B Convertible
Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July 1, 2000.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 11,497,340 shares of the Stock outstanding.

1.      Name of Reporting Person:

        FW Group Genpar, Inc.

2.      Check the Appropriate Box if a Member of a Group:

                                                     (a) /   /

                                                     (b) / X /

3.      SEC Use Only


4.      Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                     /   /

6.      Citizenship or Place of Organization: Texas


                  7.   Sole Voting Power: 94,875 (1)
Number of
Units
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 94,875 (1)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        5,095,675 (1)(2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
Units:

                                                     /   /

13.     Percent of Class Represented by Amount in Row (11): 44.3% (3)


14.     Type of Reporting Person: CO

------------
(1) Solely in its capacity as the sole general partner of FW Integrated Orthopaedics Investors II, L.P.
(2) Includes 2,500,800 shares of Stock that may be acquired upon the conversion of 150,048 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July 1, 2000. FW Integrated Orthopaedics Investors, II, L.P. is the direct owner of such securities.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 11,497,340 shares of the Stock outstanding.

1.      Name of Reporting Person:

        David G. Brown

2.      Check the Appropriate Box if a Member of a Group:

                                                     (a) /   /

                                                     (b) / X /

3.      SEC Use Only


4.      Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                     /   /

6.      Citizenship or Place of Organization: USA


                  7.   Sole Voting Power: 94,875 (1)
Number of
Units
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 94,875 (1)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        5,095,675 (1)(2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
Units:

                                                     /   /

13.     Percent of Class Represented by Amount in Row (11): 44.3% (3)


14.     Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole shareholder of FW Group Genpar, Inc. in its capacity as the sole general partner of FW
Integrated Orthopaedics Investors II, L.P.
(2) Includes 2,500,800 shares of Stock that may be acquired upon the conversion of 150,048 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July
1, 2000. FW Integrated Investors II, L.P. is the direct beneficial owner of such securities.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 11,497,340 shares of the Stock outstanding.

1.      Name of Reporting Person:

        Group Special Investments, Inc.

2.      Check the Appropriate Box if a Member of a Group:

                                                     (a) /   /

                                                     (b) / X /

3.      SEC Use Only


4.      Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                     /   /

6.      Citizenship or Place of Organization: Texas


                  7.   Sole Voting Power: 25,000 (1)
Number of
Units
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power: 25,000 (1)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        25,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
Units:

                                                     /   /

13.     Percent of Class Represented by Amount in Row (11): 0.4%


14.     Type of Reporting Person: CO

------------
(1) Power is exercised through its President and sole shareholder, J. Taylor Crandall.

        Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 12, 1997, as amended by Amendment No. 1 dated March 31, 1998, as amended by Amendment No. 2 dated October 26, 1998, and as amended by Amendment No. 3 dated February 18, 1999 (the "Schedule 13D"), relating to the Common Stock, $.001 par value (the "Stock"), of Integrated Orthopaedics, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No material change.

Item 4.  Purpose of Transaction

     No material change.

Item 5.  Interest in Securities of the Issuer.

        Item 5 is hereby amended and restated in its entirety as follows:

        (a)

        FW Investors

        The aggregate number of shares of the Stock that FW Investors owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,095,675 which constitutes approximately 44.3% of the 11,497,340 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        Group

        Because of its position as the sole general partner of FW
Investors, Group may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,095,675 shares of the Stock, which constitutes approximately 44.3% of the 11,497,340 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        Crandall

        Because of his position as the President and sole shareholder of Group, which is the sole general partner of FW Investors, and because of his position as President and sole shareholder of Group Investments, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,132,675 shares of the Stock, which constitutes approximately 44.6% of the 11,509,340 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        FW Investors II
        The aggregate number of shares of the Stock that FW Investors II owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,095,675, which constitutes approximately 44.3% of the 11,497,340 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        FW Genpar

        Because of its position as the sole general partner of FW Investors II, FW Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,095,675 shares of the Stock, which constitutes approximately 44.3% of the 11,497,340 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        Brown

        Because of his position as the President and sole shareholder of FW Genpar, which is the sole general partner of FW Investors II, Brown may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,095,675 shares of the Stock, which constitutes approximately 44.3% of the 11,497,340 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

        Group Investments

        The aggregate number of shares of the Stock that Group Investments owns beneficially, pursuant to Rule 13d-3 of the Act, is 25,000, which constitutes approximately 0.4% of the outstanding shares of the Stock.

        (b)

        FW Investors

        FW Investors has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 94,875 shares of the Stock.


        Group

        In its capacity as the sole general partner of FW Investors, Group has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 94,875 shares of the Stock.

        Crandall

        Because of his position as the President and sole shareholder of Group Investments, and because of his position as the President and sole shareholder of Group, which is the sole general partner of FW Investors, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 119,875 shares of the Stock.

        FW Investors II

        FW Investors II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 94,875 shares of the Stock.

        FW Genpar

        In its capacity as the sole general partner of FW Investors II, FW Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 94,875 shares of the Stock.

        Brown

        In his capacity as the President and sole shareholder of FW Genpar, which is the sole general partner of FW Investors II, Brown has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 94,875 shares of the Stock.

        Group Investments

        Group Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 25,000 shares of the Stock.

        (c) On December 31, 1999, FW Investors and FW Investors II each received 3,328 shares of the Series B Stock in the form of a paid-in-kind dividend on shares of the Series B Stock owned by them. Each share of the Series B Stock is convertible into 16.66666667 shares of the Stock. The conversion rate is subject to adjustment as set forth in the Certificate of Designation of the Series B Stock which was filed as an Exhibit to the original Schedule 13D.

        Except as described above, none of the Reporting Persons have effected any transactions in shares of the Stock during the past 60 days.

        (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

        (e)  Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7. Material to be Filed as Exhibits.

     No material change.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED:  January 10, 2000


                                    FW INTEGRATED ORTHOPAEDICS
                                      INVESTORS, L.P.

                                    By: Group 31, Inc., general partner

                                    By: /s/ J. Taylor Crandall
                                        J. Taylor Crandall
                                        President


                                    GROUP 31, INC.

                                    By: /s/ J. Taylor Crandall
                                        J. Taylor Crandall
                                         President


                                        /s/ J. Taylor Crandall
                                        J. Taylor Crandall


                                    FW INTEGRATED ORTHOPAEDICS
                                      INVESTORS II, L.P.

                                    By: FW Group Genpar, Inc.,
                                         general partner


                                    By: /s/ David G. Brown
                                         David G. Brown
                                         President

                                    FW GROUP GENPAR, INC.


                                    By: /s/ David G. Brown
David G. Brown
                                         President


                                        /s/ David G. Brown
                                        David G. Brown

                                    GROUP SPECIAL INVESTMENTS, INC.

                                    By: /s/ J. Taylor Crandall
                                         J. Taylor Crandall
                                         President

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed

  99.2 Securities Purchase Agreement dated as of December 12, 1997 between Integrated Orthopaedics, Inc. and FW Integrated Orthopaedics Investors, L.P. and Integrated Orthopaedics, Inc. and FW Integrated Orthopaedics Investors II, L.P. and other parties named herein, previously filed.

  99.3 Limited Partnership Agreement of FW Integrated Investors, L.P., previously filed.

  99.4 Limited Partnership Agreement of FW Integrated Investors II, L.P., previously filed.